UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	148,637,528	62.3606	31.3295
Non-Voting Shares	11,448,223	4.8492	2.4130
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Subscription	22/mar	5,711,142	40.00	R$ 228,445,680.00
Common Shares		Total		5,711,142		R$ 228,445,680.00
Non-Voting Shares		Subscription	22/mar	211,015	40.00	R$ 8,440,600.00
Non-Voting Shares		Total		211,015		R$ 8,440,600.00
Common Shares		Credit Exchange	14/mar	85,600
Common Shares		Total		85,600
Non-Voting Shares		Debit Exchange	14/mar	71,381
Non-Voting Shares		Total		71,381
Common Shares	Bradesco S.A. C.T.V.M	Subscription	22/mar	940	40.00	R$ 37,600.00
Common Shares		Total		940		R$ 37,600.00
Non-Voting Shares		Subscription	22/mar	17,683	40.00	R$ 707,320.00
Non-Voting Shares		Total		17,683		R$ 707,320.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	154,435,210	62.4420	31.3703
Non-Voting Shares	11,605,540	4.7375	2.3574

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,258,133	0.9473	0.4759
Non-Voting Shares	2,354,811	0.9974	0.4963
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Subscription	22/mar	83,815	40.00	R$ 3,352,600.00
Common Shares		Total		83,815		R$ 3,352,600.00
Non-Voting Shares		Subscription	22/mar	56,897	40.00	R$ 2,275,880.00
Non-Voting Shares		Total		56,897		R$ 2,275,880.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,341,948	0.9469	0.4757
Non-Voting Shares	2,411,708	0.9844	0.4898

In March 2005 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0000	0.0000
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0448	0.0448
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	140,587	0.0589	0.0296
Non-Voting Shares	364,632	0.1544	0.0768
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Subscription	22/mar	3,496	40.00	R$ 139,840.00
Common Shares		Total		3,496		R$ 139,840.00
Non-Voting Shares		Subscription	22/mar	9,245	40.00	R$ 369,800.00
Non-Voting Shares		Total		9,245		R$ 369,800.00
Common Shares	Bradesco S.A. C.T.V.M	Subscription	22/mar	1,476	40.00	R$ 59,040.00
Common Shares		Subscription	22/mar	4,000	9.00	R$ 36,000.00
Common Shares		Subscription	22/mar	5,000	9.51	R$ 47,550.00
Common Shares		Total		10,476		R$ 142,590.00
Non-Voting Shares		Subscription	22/mar	3,718	40.00	R$ 148,720.00
Non-Voting Shares		Total		3,718		R$ 148,720.00
Non-Voting Shares		buy	9/mar	1,317	85.95	R$ 113,196.15
Non-Voting Shares		Total		1,317		R$ 113,196.15
Non-Voting Shares		sell	2/mar	1,000	84.70	R$ 84,700.00
Non-Voting Shares		sell	2/mar	1,000	85.00	R$ 85,000.00
Non-Voting Shares		Total		2,000		R$ 169,700.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	150,889	0.0610	0.0306
Non-Voting Shares	383,831	0.1566	0.0779

Observação:
New member who belong to the Board of Director
Clayton Camacho
Ana Magnolia Falcone Kin Camacho (Wife)
Fernando Barbaresco
Luiz Carlos Brandão Cavalcanti Júnior
Mário Hélio de Souza Ramos
Moacir Nachbar Júnior
Fernando Antônio Tenório
Márcia Lopes Gonçalves Gil

Observação:
Director that was fired from Banco Bradesco S.A.
Carlos Laurindo Barbosa
João Cariello de Moraes Filho
José Carlos Perri
José Roberto Aparecido Nunciaroni
Roberto Elias Abud Squeff
Valter Crescente
Roberto José Barbarini

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	179,364	0.0752	0.0378
Non-Voting Shares	54,588	0.0231	0.0115
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	Subscription	22/mar	40	40.00	R$ 1,600.00
Common Shares		Total		40		R$ 1,600.00
Non-Voting Shares		Subscription	22/mar	338	40.00	R$ 13,520.00
Non-Voting Shares		Total		338		R$ 13,520.00
Common Shares	Banco Bradesco S.A.	Subscription	22/mar	2	40.00	R$ 80.00
Common Shares		Total		2		R$ 80.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,292	0.0005	0.0002
Non-Voting Shares	10,489	0.0042	0.0021

Observação:
New member who belong to the Board of Director Domingos Aparecido Maia José Roberto Aparecido Nunciaroni Renaud Roberto Teixeira

Observação:
Director that was fired from Banco Bradesco S.A. Oswaldo de Moura Silveira Sócrates Fonseca Guimarães Frederico dos Reis de Arrochela Alegria

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(X) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,103	0.0004	0.0002
Non-Voting Shares	3	0.0000	0.0000
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Alfa C.C.V.M S.A.	Subscription	22/mar	253	40.00	R$ 10,120.00
Common Shares		Total		253		R$ 10,120.00
Common Shares		Sell	7/mar	1,000	76.00	R$ 76,000.00
Common Shares		Total		1,000		R$ 76,000.00
Closing Balance
Type of Securities/Derivatives	85600	% of participation
		Same type of Shares	Total
Common Shares	359	0.0001	0.0000
Non-Voting Shares	768	0.0003	0.0001

Observação:
New member who belong to the Board of Director Hélio Machado dos Reis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.